Filed by Archrock, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Archrock Partners, L.P.

Commission File Number: 001-33078

On January 2, 2018, Archrock, Inc. sent the following communication regarding the proposed acquisition of Archrock Partners, L.P. to its employees.

Archrock Employees,

I am pleased to provide you all with an important announcement made earlier today that Archrock, Inc. (Archrock) and Archrock Partners, L.P. (Archrock Partners) have entered into a merger agreement for Archrock to acquire all of the outstanding common units of Archrock Partners which it does not already own.  The combination of our two existing companies into one single Archrock entity continues the theme of simplifying our structure.  Additionally, the transaction is also expected to better position our operation to capture the robust growth that is expected in the U.S. natural gas compression market.

We do not expect there to be any direct impact to our operations, employees, or customers as a result of this transaction.  Following the completion of the transaction, which is expected in the first half of 2018, Archrock is expected to have an approximate enterprise value $2.8 billion and will continue to be the largest outsourced provider of natural gas compression services in the United States.

I encourage you to read the attached press release which has additional details about the transaction.  We are committed to keeping you informed on the status of the transaction and will provide updates as appropriate.  It is important for us to stay focused on our providing our customers with the high-quality service they expect from Archrock and continuing to operate our business safely and reliably.

Finally, this announcement may generate interest in our company from the media and other third parties, and it is important for Archrock to speak with one voice. Consistent with our policy, if you receive any inquiries from the media or other questions from outside Archrock, please contact David Skipper, Director of Investor Relations & Treasurer at 281-836-8155 or David.Skipper@archrock.com.

On behalf of the Archrock board of directors and management team, thank you for your ongoing dedication and commitment. It is your dedication and hard work that have made us the premier compression services company in the United States today.

Stay Safe!

Brad

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This communication is not a solicitation of any vote, approval, or proxy from any Archrock stockholder or Archrock Partners unitholder. In connection with the proposed transaction, Archrock will file a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners, with the SEC.  INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION

STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of Archrock and Archrock Partners in connection with the Archrock shareholder meeting and the Archrock Partners unitholder meeting.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Archrock, Archrock Partners and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Archrock’s proxy statement relating to its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 23, 2017, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.